UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

Great Elm Group, Inc.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

39037G109

(CUSIP Number)

Northern Right Capital Management, L.P.

Attn: Matthew A. Drapkin

9 Old Kings Hwy S.

4th Floor

Darien, Connecticut 06820

(203) 951-5440

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 3, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 39037G109

1	NAME OF REPORTING PERSONS Northern Right Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,958,414(1)
	8	SHARED VOTING POWER 3,237,143(2)
	9	SOLE DISPOSITIVE POWER 2,958,414(1)
	10	SHARED DISPOSITIVE POWER 3,237,143(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,195,557
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.6%
14	TYPE OF REPORTING PERSON IA, PN

(1)

Northern Right Management (as defined herein) may be deemed to beneficially own 2,958,414 shares of Common Stock (as defined herein) currently held by the Managed Accounts (as defined herein), including 1,044,724 shares of Common Stock, which represent the maximum number of shares of Common Stock that could be issued in the aggregate to the Managed Accounts in connection with the conversion of their PIK Notes (as defined herein), subject to adjustment as provided in the PIK Notes.

(2)

Northern Right Management may be deemed to beneficially own 3,237,143 shares of Common Stock currently held by Northern Right QP (as defined herein), including 957,665 shares of Common Stock, which represent the maximum number of shares of Common Stock that could be issued in the aggregate to Northern Right QP in connection with the conversion of its PIK Notes, subject to adjustment as provided in the PIK Notes.

CUSIP No. 39037G109

1	NAME OF REPORTING PERSONS Northern Right Capital (QP), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,237,143(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,237,143(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,237,143
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%
14	TYPE OF REPORTING PERSON PN

(1)

Northern Right QP is the sole owner of 3,237,143 shares of Common Stock and has a conversionary interest in 957,665 shares of Common Stock, which represent the maximum number of shares of Common Stock that could be issued to Northern Right QP in connection with the conversion of its PIK Notes, subject to adjustment as provided in the PIK Notes.

CUSIP No. 39037G109

1	NAME OF REPORTING PERSONS BC Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,195,557(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,195,557(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,195,557
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.6%
14	TYPE OF REPORTING PERSON IA, OO

(1)

BCA (as defined herein) may be deemed to beneficially own 6,195,557 shares of Common Stock currently held by Northern Right QP and the Managed Accounts, including 2,002,389 shares of Common Stock, which represent the maximum number of shares of Common Stock that could be issued in the aggregate to Northern Right QP and the Managed Accounts in connection with the conversion of their PIK Notes, subject to adjustment as provided in the PIK Notes.

CUSIP No. 39037G109

1	NAME OF REPORTING PERSONS Matthew A. Drapkin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 437,146(1)
	8	SHARED VOTING POWER 6,195,557(2)
	9	SOLE DISPOSITIVE POWER 437,146(1)
	10	SHARED DISPOSITIVE POWER 6,195,557(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,707,789
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.6%
14	TYPE OF REPORTING PERSON IN

(1)

Mr. Drapkin is the sole owner of 661,964 restricted shares of Common Stock of which 167,940 restricted shares are deferred pursuant to a pre-established deferral election and will be delivered in a single lump sum upon the earlier of (a) three years from the grant date of such shares and (b) termination of Mr. Drapkin’s service as a member of the board of directors of the Issuer (as defined herein). On January 3, 2024, Mr. Drapkin was awarded 149,732 restricted shares of Common Stock, which restricted shares have not been deferred. Of such additional restricted shares, 143,939 will remain unvested within 60 days of the date of this Statement (as defined herein), and 5,793 are currently unvested but will vest within 60 days of the date of this Statement. Mr. Drapkin also has a conversionary interest in 87,061 shares of Common Stock, which represent the maximum number of shares of Common Stock that could be issued to Mr. Drapkin in connection with the conversion of his PIK Notes, subject to adjustment as provided in the PIK Notes.

(2)

Mr. Drapkin may be deemed to beneficially own 6,195,557 shares of Common Stock currently held by Northern Right QP and the Managed Accounts, including 2,002,389 shares of Common Stock, which represent the maximum number of shares of Common Stock that could be issued in the aggregate to Northern Right QP and the Managed Accounts in connection with the conversion of their PIK Notes, subject to adjustment as provided in the PIK Notes.

This Amendment No. 7 to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on September 26, 2017, as amended on October 5, 2017, March 2, 2020, May 16, 2022, June 13, 2022, July 22, 2022 and June 5, 2023, on behalf of the Reporting Persons, with respect to the shares of common stock, $0.001 Par Value (the “Common Stock”), of Great Elm Group, Inc., a Delaware corporation (the “Issuer”) (as amended, this “Statement”).

This Statement is filed jointly on behalf of the following persons (collectively, the “Reporting Persons”): Northern Right Capital Management, L.P., a Texas limited partnership (“Northern Right Management”); Northern Right Capital (QP), L.P., a Texas limited partnership (“Northern Right QP”); BC Advisors, LLC, a Texas limited liability company (“BCA”); and Matthew A. Drapkin.

Mr. Drapkin is a member of BCA, and BCA is the general partner of Northern Right Management. Mr. Drapkin is also a limited partner of Northern Right Management. Northern Right Management is the general partner of, and investment manager for, Northern Right QP, and the investment manager for separate managed accounts on behalf of investment advisory clients (the “Managed Accounts”).

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is amended and supplemented to add the following information for updating as of the date hereof:

From June 6, 2023 to November 15, 2023, the Reporting Persons expended an aggregate amount equal to $454,312.25 (including commissions) to purchase 223,384 shares of Common Stock. In February of 2020, the Reporting Persons expended an aggregate of $6,000,000 to purchase 5.0% Convertible Senior PIK Notes due 2030 of the Issuer (the “PIK Notes”). Following the purchase of the PIK Notes, the Reporting Persons receive additional PIK Notes as interest payments thereon on each of June 30 and December 31, which payments began in 2020 and continue thereafter until the maturity of the PIK Notes. All or any portion of the PIK Notes may be converted by their holders into shares of Common Stock if the portion to be converted is $1,000 principal amount or an integral multiple thereof. The Reporting Persons may convert, as of the date of this Statement, at their option and at any time after issuance, the PIK Notes to a maximum of 2,089,450 shares of Common Stock in the aggregate at an initial conversion rate of 288.0018 shares of Common Stock per $1,000 principal amount of PIK Notes, subject to customary conversion rate adjustments.

Funds used to purchase the reported securities have come from the working capital of Northern Right QP and the Managed Accounts, which may, at any given time, include margin loans made by brokerage firms or banks in the ordinary course of business.

Item 5.	Interest in Securities of the Issuer

Item 5 is amended and supplemented to add the following information for updating as of the date hereof:

(a), (b)

As of January 5, 2024, the Reporting Persons may be deemed to beneficially own in the aggregate 6,857,521 shares of Common Stock, which represent approximately 20.6% of the outstanding shares of Common Stock.1 The aggregate percentage of Common Stock reported to be owned by the Reporting Persons is based upon 33,264,055 shares of Common Stock outstanding, which is derived by adding (i) 31,174,605 shares of Common Stock outstanding as of November 1, 2023, as reported in the Issuer’s Form 10-Q filed with the SEC on November 8, 2023, and (ii) the shares of Common Stock that could be issued to each Reporting Person in connection with the maximum conversion of the PIK Notes, subject to adjustment as provided in the PIK Notes. The number of outstanding shares described in the preceding sentence does not include the conversion of the PIK Notes held by the holders other than the Reporting Persons.

[1]

Excludes 167,940 restricted shares that were issued to Mr. Drapkin as consideration for his service on the board of directors of the Issuer but are deferred pursuant to a pre-established deferral election. These shares will be delivered in a single lump sum upon the earlier of (a) three years from the grant date of such shares and (b) termination of Mr. Drapkin’s service as a member of the board of directors of the Issuer.

Northern Right QP beneficially owns and has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) 3,237,143 shares of Common Stock (the “QP Shares”), including 957,665 shares of Common Stock, which represent the maximum number of shares of Common Stock that could be issued to Northern Right QP in connection with the conversion of its PIK Notes, subject to adjustment as provided in the PIK Notes.

As general partner of Northern Right QP, Northern Right Management may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the QP Shares. Northern Right Management disclaims beneficial ownership of the such shares. Northern Right Management in its capacity as investment manager for the Managed Accounts may be deemed to have the sole power to vote or direct the vote of (and the power to dispose or direct the disposition of) the 2,958,414 shares of the Common Stock held by the Managed Accounts, including 1,044,724 shares of Common Stock, which represent the maximum number of shares of Common Stock that could be issued to the Managed Accounts in connection with the conversion of their PIK Notes, subject to adjustment as provided in the PIK Notes. In the aggregate, such shares represent approximately 8.9% of the outstanding shares of Common Stock.

BCA, as general partner of Northern Right Management, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the shares of Common Stock beneficially owned (or deemed beneficially owned) by Northern Right Management, including 2,002,389 shares of Common Stock, which represent the maximum number of shares of Common Stock that could be issued in the aggregate to Northern Right QP and the Managed Accounts in connection with the conversion of their PIK Notes. BCA disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein. In the aggregate, such shares represent approximately 18.6% of the outstanding shares of Common Stock.

Mr. Drapkin beneficially owns and has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) 437,146 shares of Common Stock, including 87,061 shares of Common Stock, which represent the maximum number of shares of Common Stock that could be issued to Mr. Drapkin in connection with the conversion of his PIK Notes, subject to adjustment as provided in the PIK Notes. Mr. Drapkin, as managing member of BCA, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the shares of Common Stock beneficially owned (or deemed beneficially owned) by BCA, including 2,002,389 shares of Common Stock, which represent the maximum number of shares of Common Stock that could be issued in the aggregate to Northern Right QP and the Managed Accounts in connection with the conversion of their PIK Notes. Mr. Drapkin disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein. In the aggregate, such shares represent approximately 20.6% of the outstanding shares of Common Stock.

Prior to January 2024, Mr. Drapkin was awarded 425,171 shares of restricted Common Stock pursuant to the Issuer’s 2016 Long-Term Incentive Compensation Plan (as amended, restated and supplemented, the “2016 Plan”), of which 167,940 shares of restricted Common Stock are deferred pursuant to a pre-established deferral election.

On January 3, 2024, Mr. Drapkin was awarded 34,759 shares of restricted Common Stock pursuant to the 2016 Plan, which vest in equal monthly installments at the end of each month beginning on January 31, 2024 through December 31, 2024, contingent upon Mr. Drapkin’s continued service as a member of the board of directors of the Issuer.

On January 3, 2024, Mr. Drapkin was awarded 80,214 shares of restricted Common Stock pursuant to the 2016 Plan, which vest in equal quarterly installments at the end of each quarter beginning on March 31, 2024 through December 31, 2024, contingent upon Mr. Drapkin’s continued service as a member of the board of directors of the Issuer.

On January 3, 2024, Mr. Drapkin was awarded 34,759 shares of restricted Common Stock pursuant to the 2016 Plan, which vest in equal quarterly installments at the end of each quarter beginning on March 31, 2024 through December 31, 2024, contingent upon Mr. Drapkin’s continued service as a member of the board of directors of the Issuer.

As of the date hereof, no Reporting Person beneficially owns any shares of Common Stock other than those set forth in this Item 5.

(c) The trading dates, number of shares of Common Stock purchased or sold and the price per share of Common Stock for all transactions by the Reporting Persons in shares of Common Stock during the past sixty days, all of which were brokered transactions, are set forth below. From November 13, 2023 to November 15, 2023, the Reporting Persons purchased 223,384 shares of Common Stock of the Issuer.

Reporting Person	Trade Date	Purchased (Sold)	Price / Share ($)
Northern Right QP	11/13/2023	12,306	1.9471
Northern Right QP	11/14/2023	157,711	1.9881
Northern Right QP	11/15/2023	19,878	1.9894
Managed Accounts	11/13/2023	2,132	1.9471
Managed Accounts	11/14/2023	27,851	1.9881
Managed Accounts	11/15/2023	3,506	1.9894

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented to add the following information for updating as of the date hereof:

The disclosure set forth under Item 5 of this Amendment No. 7 pertaining to the 2016 Plan and the shares issued to Mr. Drapkin thereunder is incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits

Item 7 is amended and supplemented to add the following information for updating as of the date hereof:

Exhibit 99.8 Amended and Restated Joint Filing Agreement by and among the Reporting Persons, dated January  5, 2024.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certified that the information set forth in this statement is true, complete and correct.

Dated: January 5, 2024	NORTHERN RIGHT CAPITAL MANAGEMENT, L.P.

By: BC Advisors, LLC, its general partner

	By:	/s/ Matthew A. Drapkin
		Name:	Matthew A. Drapkin
		Title:	Managing Member

NORTHERN RIGHT CAPITAL (QP), L.P.

By: Northern Right Capital Management, L.P., its general partner

By: BC Advisors, LLC, its general partner

	By:	/s/ Matthew A. Drapkin
		Name:	Matthew A. Drapkin
		Title:	Managing Member

BC ADVISORS, LLC

	By:	/s/ Matthew A. Drapkin
		Name:	Matthew A. Drapkin
		Title:	Managing Member

/s/ Matthew A. Drapkin
Matthew A. Drapkin